Mail Stop 4561

October 23, 2009

John Whittle
Vice President and General Counsel
Fortinet, Inc.
1090 Kifer Road
Sunnyvale, CA 94086

>   **Re: Fortinet, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed October 13, 2009**
>   **File No. 333-161190**

Dear Mr. Whittle:

   We have reviewed your revised filing and your response letter dated October 13, 2009 and has the following comments. Please note that these comments are in addition to those we previously issued on October 19, 2009. Unless otherwise indicated, references to prior comments refer to those contained in our comment letter dated October 6, 2009.

General

1.   Please note that the comments below are limited to your amendment and response letter dated October 13, 2009. We are continuing to review your response dated October 22, 2009 to our comment letter dated October 19, 2009 and may have further comments based on our review.

2.   We note that there continues to be a number of blank spaces in your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range. As previously noted in comment 2 from our letter dated September 4, 2009, please be advised that we will need sufficient time to process your amendment once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 46

3.   We note your response to prior comment 8 including the notion that "substantially all" of the backlog is already reflected in deferred revenue on the consolidated

balance sheet since you invoice in advance for the entire term of the arrangement. For the most recent fiscal year end and the subsequent interim period, tell us the dollar amount of subscription and service contracts that do not fall into your "substantially all" category and why you believe that disclosure of these amounts is not necessary in light of the disclosure requirement pursuant to Item 101(c)(1)(viii) of Regulation S-K.

4.   We note from your revised disclosures on page 54 that the July 22, 2009 valuation of the company's common stock was impacted by a decrease in your forecasted operating results due to a reassessment of the company's growth assumptions given the economic conditions at the time. Please tell us the significance of the change in your growth assumptions and describe further the factors contributing to such change. Also, tell us how you considered including a discussion of the potential decline in the company's future growth and the potential impact on your future liquidity, capital resources, or results of operations. In this regard, to the extent that past performance may not be indicative of future performance, tell us how you considered Section III.B.3 of SEC Release 33-8350 in determining whether a qualitative and quantitative discussion of these known trends and uncertainties facing the Company is required under Item 303 of Regulation S-K.

Executive Compensation

Compensation Discussion and Analysis

Determining the Amount of Elements of Executives' Compensation, page 110

5.   We note your responses to prior comments 15 and 16, and the related revisions made to your executive compensation disclosure, including the deletion of the list of "peer group companies" whose compensation practices in prior amendments indicated you reviewed in considering what constitutes competitive compensation. Your revised disclosure continues to indicate that you engage in benchmarking base pay, variable pay and total cash compensation against the compensation practices of other companies obtained from survey data and/or a peer group of companies. For example, we note the following statements:

- "In establishing our compensation framework for base pay, in order to remain competitive and attract and retain 'best talent', we target above-average levels (60th percentile or higher) of base pay compensation for our named executive officers…. According to Radford and IPAS survey data for companies with comparable annual revenues, actual base pay for 2008 fell between the 60th to 85th percentiles for our named executive officers other than Ken Xie whose base pay was approximately in the 25th," page 110; and

- "In 2007, we also engaged a third party consultant to analyze compensation for our executives based on a 60th percentile target against a relevant peer group and survey data selected by the consultant…. According to Radford and IPAS survey data from 2008, total cash compensation for Mr. Ken Xie was approximately in the 10th percentile, for Mr. Michael Xie was approximately in the 70th percentile, for Mr. Goldman was approximately in the 60th percentile, and for Mr. Whittle was approximately in the 55th percentile," page 111.

As previously requested, please provide the full disclosure called for by Item 402(b)(2)(xiv) of Regulation S-K with respect to instances in which you benchmark material elements of executive compensation. Such disclosure should include the names of the companies in the "relevant peer group" selected by the consultant in 2007, as well as of the companies whose practices are reflected in each of the surveys you appear to have used for benchmarking material elements of compensation. Please also explain briefly the criteria used to select such companies.

Variable Pay, page 111

6. Please name the third-party compensation consultant whose services you engaged in 2007, as it appears from your disclosure that the recommendations received from this advisor are material to an understanding of the company's executive compensation policies and procedures for 2008.

7. It is unclear from your disclosure the role, if any, individual performance plays in determining the amount of variable pay awarded to your named executive officers. You state on page 109 that your variable pay programs are based in part on "an assessment of each individual's performance," and you note that a key factor in the process is executive peer review. However, your discussion beginning on page 111 of how actual bonuses were determined for your named executive officers for 2008 relates primarily to corporate performance targets and does not appear to address the consideration, if any, given to individual performance of the named executive officers in awarding bonuses. Please revise to disclose the elements of individual performance taken into account with respect to compensation awards, for example, in connection with the executive peer reviews, as well as how individual performance influenced the amount of bonuses or other compensation awarded. See Item 402(b)(2)(vii) of Regulation S-K.

8. We note that in response to prior comment 17 you have added charts to page 112 providing a graphical depiction of the corporate revenue and operating income targets used for determining incentive compensation, as well as actual achievement against such targets. The note to the table indicates that, "Bonus calculations based on unaudited/preliminary results and exclude the impact of

acquisitions. Operating income excludes stock compensation expense." For performance measures used in determining executive compensation that are non-GAAP financial measures, including the annual "operating income" target and, if applicable, the annual revenue target, please identify such measures as non-GAAP in your filing and ensure that you disclose clearly how each non-GAAP financial measure is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Principal and Selling Stockholders, page 130

9.   We note that your amended filing identifies the selling stockholders. As previously requested in comment 25 from our letter dated September 4, 2009, now that you have identified the selling stockholders, please ensure that your filing describes the material transactions and relationships between Fortinet and each of the selling shareholders during the past three years. See Item 507 of Regulation S-K. Such disclosure should include the material terms of the transactions whereby the shares to be resold, or the securities overlying the shares to be resold, were issued, including the dates the transactions took place and the amount of securities received by the recipients. Please confirm that no selling shareholder is a broker-dealer or broker-dealer affiliate.

***

You may contact Jason Niethamer at (202) 551-3855 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions or comments on the financial statements and related matters. Please contact Katherine Wray at (202) 551-3483 with any other questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

/s/ Barbara Jacobs

Barbara C. Jacobs
Assistant Director

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